Exhibit 4.202

Media Inquiries:	Glenn Herchak/Kurt Kadatz	(403) 920-7877
Analyst Inquiries:	David Moneta/Debbie Persad	(403) 920-7911

NewsRelease

TransCanada Continues to Report Strong Performance

Company declares 156th consecutive dividend

CALGARY, Alberta — October 29, 2002 — (TSE: TRP) (NYSE: TRP)

Third Quarter 2002 Highlights:

(All financial figures are in Canadian dollars unless noted otherwise)

•                  TransCanada PipeLines Limited’s net income applicable to common shares from continuing operations (net earnings) and net income applicable to common shares for the third quarter 2002 were $175 million or $0.37 per share — an increase of 10 per cent over net earnings of $159 million ($0.33 per share) for the same period in 2001.

•                    Year-to-date 2002 net earnings were $567 million or $1.19 per share compared to $520 million or $1.09 per share for the comparable period in 2001.  The results for the nine months ended September 30, 2002 include after-tax net earnings of $30 million or $0.06 per share representing the impact of the National Energy Board’s decision on TransCanada’s Fair Return Application for the period January 1, 2001 to September 30, 2002 and $7 million relating to TransCanada’s proportionate share of a favourable ruling for Great Lakes Gas Transmission Limited Partnership with respect to Minnesota use tax paid in prior years. Effective September 30, 2002, the company adopted accrual accounting for energy trading contracts, changing from its previous policy of mark-to-market accounting for these contracts. This accounting change has been applied retroactively with restatement of prior periods.

•                    Net income applicable to common shares for the nine months ended September 30, 2002 was $567 million or $1.19 per share compared to $433 million or $0.90 per share for the same period in 2001.  The year-to-date 2001 results included a net loss from discontinued operations of $87 million or $0.19 per share, related to the Gas Marketing business, the disposition of which was substantially completed in 2001.

•                    Funds generated from continuing operations for the third quarter 2002 were $463 million, an increase of $14 million compared to the same period last year.  On a year-to-date basis, funds generated from continuing operations were $1,395 million compared to $1,263 million in 2001, an increase of 10 per cent.

•                    TransCanada invested $201 million in its core businesses in the third quarter 2002 to further its growth strategies in pipelines and power.

•                    In September 2002, TransCanada filed an application with the National Energy Board (NEB) for tolls on its Canadian Mainline natural gas transmission system.  TransCanada requested the tolls be effective January 1, 2003 upon expiry of currently approved tolls.  TransCanada has also filed a request with the NEB for a review and variance of its RH-4-2001 Decision on TransCanada’s Fair Return application.  In the 2003 tolls application, TransCanada requested the NEB approve a fair return for 2003 that reflects its decision on the review and variance application.

•                    TransCanada’s Board of Directors today declared a quarterly dividend of $0.25 per share for the quarter ended December 31, 2002 on the outstanding common shares.  This is the 156th consecutive quarterly dividend on TransCanada’s common shares and is payable on January 31, 2003 to shareholders of record at the close of business on December 31, 2002.  The Board also declared regular dividends on TransCanada’s preferred shares.

•                    For the nine months ended September 30, 2002:

•                    Deliveries of natural gas on the Alberta System averaged 11.3 billion cubic feet per day (Bcf/d) (2001 - 11.1 Bcf/d)

•                    Field receipts volumes for the Alberta System were 11.3 Bcf/d (2001 - 11.5 Bcf/d)

•                    Canadian Mainline deliveries averaged 7.1 Bcf/d (2001 -  6.8 Bcf/d)

•                    Canadian Mainline deliveries originating at the Alberta border and in Saskatchewan were 6.1 Bcf/d (2001 - 5.8 Bcf/d)

•                    The BC System delivered an average of 1.0 Bcf/d (2001 — 1.1 Bcf/d)

“We are pleased to report continued solid earnings for the third quarter,” said Hal Kvisle, TransCanada’s chief executive officer. “Our positive earnings, cash flow and strong balance sheet are a direct result of our commitment to operational excellence and our low risk, asset-based approach to conducting business.”

In the third quarter 2002, TransCanada furthered its strategy of growing and optimizing its power assets by signing an agreement with an affiliate of El Paso Corporation for the acquisition of

the 300-megawatt (MW) ManChief power plant near Brush, Colorado.   TransCanada expects to complete the approximately US$127 million transaction (subject to post-closing adjustments) in the fourth quarter 2002.

“The ManChief acquisition will bring the amount of power TransCanada owns, controls or has under construction to more than 2,550 megawatts,” said Mr. Kvisle.  “The entire capacity of the plant is sold under long-term tolling contracts and will be immediately accretive to earnings.”

Also in the third quarter 2002, TransCanada acquired a general partnership interest in Northern Border Partners, L.P. for $19 million. As a result of this transaction, TransCanada is entitled to a 17.5 per cent vote on the partnership policy committee of Northern Border Partners, L.P., which owns 70 per cent of Northern Border Pipeline Company.

“Our management role in Northern Border Partners will contribute to TransCanada’s ability to bring northern natural gas to the growing North American marketplace,” said Mr. Kvisle. “The Northern Border Pipeline transports gas from the Montana-Saskatchewan border to markets in the midwestern United States.  In our view, it is a preferred route to move gas from the North to markets in the future.”

He concluded, “Over the past two years, we have consistently applied a disciplined and steady approach to the management and growth of our pipeline and power businesses. As a result, TransCanada continues to improve its strong financial position and deliver solid results to its shareholders — a significant accomplishment during a volatile time for the energy industry.

“There are numerous opportunities in the North American marketplace in both pipelines and power generation.  We are in the enviable position of having the financial capacity to act when the time is right,” he said.  “However, as we have stated before, we will be prudent and continue to approach each opportunity with a focus on enhancing and maximizing shareholder value while maintaining our financial integrity.”

Conference Call

TransCanada will hold a teleconference today at 1:00 p.m. (Mountain) / 3:00 p.m. (Eastern) to discuss the third quarter 2002 financial results and general developments and issues concerning the company.  Analysts, members of the media and other interested parties wanting to participate in the call should dial 1-800-273-9672 or 416-695-5806 (Toronto area) at least 10 minutes prior to the start of the call.  No pass code is required.  A live audio web cast of the teleconference will also be available on TransCanada’s web site at www.transcanada.com.

The conference will begin with a short address by members of TransCanada’s executive management, followed by a question and answer period for investment analysts.  A question and answer period for members of the media will immediately follow.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight, November 5, 2002 by dialing 1-800-408-3053 or 416-695-5800 (Toronto area) and entering passcode 1291106.  The web cast will be archived and available for replay.

About TransCanada

TransCanada is a leading North American energy company.  It is focused on natural gas transmission and power services with employees who are expert in these businesses.  The company’s network of approximately 38,000 kilometres of pipeline transports the majority of western Canada’s natural gas production to the fastest growing markets in Canada and the United States.  TransCanada owns, controls or is constructing a total of approximately 2,250 megawatts of power — an amount of power that can meet the needs of more than two million average households.  The company’s common shares trade under the symbol TRP on the Toronto and New York stock exchanges.  Visit us on the internet at www.transcanada.com for more information.

Third Quarter 2002 Financial Highlights

(unaudited)

Operating Results	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2002	2001	2002	2001

Revenues	1,285	1,293	3,876	3,996

Net Income Applicable to Common Shares	175	159	567	433

Cash Flow
Funds generated from continuing operations	463	449	1,395	1,263
Capital expenditures in continuing operations	(182)	(90)	(393)	(269)

	Three months ended September 30		Nine months ended September 30
Common Share Statistics	2002	2001	2002	2001

Net Income Per Share — Basic and Diluted	$0.37	$0.33	$1.19	$0.90

Dividend Per Share	$0.25	$0.225	$0.75	$0.675

Funds Generated Per Share from Continuing Operations	$0.97	$0.94	$2.92	$2.66

Common Shares Outstanding (millions)
Average for the period	478.9	475.8	478.0	475.5
End of period	479.1	476.3	479.1	476.3

THIRD QUARTER 2002

Quarterly Report to Shareholders

Consolidated Results-at-a-Glance

(unaudited)	Three months ended September 30		Nine months ended September 30
(millions of dollars except per share amounts)	2002	2001*	2002	2001*
Net Income/(Loss) Applicable to Common Shares
Continuing operations	175	159	567	520
Discontinued operations	—	—	—	(87)
	175	159	567	433
Net Income/(Loss) Per Share — Basic and Diluted
Continuing operations	$0.37	$0.33	$1.19	$1.09
Discontinued operations	—	—	—	(0.19)
	$0.37	$0.33	$1.19	$0.90

*Restated, see note 2, Accounting Changes, in the Notes to the Consolidated Financial Statements.

Management’s Discussion and Analysis

The following discussion and analysis should be read in conjunction with the accompanying unaudited consolidated financial statements of TransCanada PipeLines Limited (TransCanada or the company) and the notes thereto.

Results of Operations

Consolidated

TransCanada’s net income applicable to common shares from continuing operations (net earnings) for the nine months ended September 30, 2002 was $567 million or $1.19 per share compared to $520 million or $1.09 per share for the comparable period in 2001.  The increase of $47 million or $0.10 per share in the first nine months of 2002 compared to the same period in 2001 is primarily due to strong results from the Transmission business partially offset by lower earnings from the Power segment.  In June 2002, TransCanada received the National Energy Board (NEB) decision on its Fair Return application (Fair Return decision) to determine the cost of capital to be included in the calculation of 2001 and 2002 final tolls on its Canadian Mainline. The results for the nine months ended September 30, 2002 include after-tax net earnings of $30 million or $0.06 per share representing the impact of the Fair Return decision for the period January 1, 2001 to September 30, 2002 and $7 million relating to TransCanada’s proportionate share of a favourable ruling in Great Lakes with respect to Minnesota use tax paid in prior years.

Net income applicable to common shares for the nine months ended September 30, 2002 was $567 million or $1.19 per share compared to $433 million or $0.90 per share for the same period in 2001.  The year-to-date 2001 results included a net loss from discontinued operations of $87 million or $0.19 per share related to the Gas Marketing business, the disposition of which was substantially completed in 2001.

TransCanada’s net earnings and net income applicable to common shares for third quarter 2002 were $175 million or $0.37 per share compared to $159 million or $0.33 per share for third quarter 2001.  All three segments contributed to the increase of $16 million or $0.04 per share in the third quarter.

Effective September 30, 2002, the company adopted accrual accounting for energy trading contracts, changing from its previous policy of mark-to-market accounting for these contracts.  With the company’s exit from the Gas Marketing business, which was a trading based operation, and its continued focus on using marketing activities to support its power generation assets and power purchase arrangements, the use of accrual accounting better reflects the underlying performance of the power operations.  This change eliminates unrealized gains and losses on energy trading contracts recognized under mark-to-market accounting.  This accounting change has been applied retroactively with restatement of prior periods (see note 2, Accounting Changes, in the Notes to Consolidated Financial Statements).  The cumulative effect of this accounting change as at January 1, 2001 was a decrease in retained earnings of $20 million.  Net earnings for the nine months ended September 30, 2001 included a positive adjustment of $12 million. Under accrual accounting, net earnings for the nine months ended September 30, 2002 are $8 million higher than would have been reported under mark-to-market accounting.

Segment Results-at-a-Glance

(unaudited)	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2002	2001	2002	2001
Transmission	154	145	491	432
Power	35	33	116	133
Corporate	(14)	(19)	(40)	(45)
Continuing operations	175	159	567	520
Discontinued operations	—	—	—	(87)
Net Income Applicable to Common Shares	175	159	567	433

Transmission

The Transmission business generated net earnings of $154 million and $491 million for the three and nine months ended September 30, 2002, respectively.

Transmission Results-at-a-Glance

(unaudited)	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2002	2001	2002	2001
Wholly-Owned Pipelines
Alberta System	56	52	158	145
Canadian Mainline	72	68	232	204
BC System	1	1	4	4
	129	121	394	353
North American Pipeline Ventures
Great Lakes	13	13	49	41
TC PipeLines, LP	4	3	12	11
Iroquois	4	5	15	12
Portland	—	(1)	2	(1)
Foothills	4	4	13	15
Trans Québec & Maritimes	2	2	6	6
Northern Development	(3)	(5)	(5)	(6)
Other	1	3	5	1
	25	24	97	79
Net earnings	154	145	491	432

Wholly–Owned Pipelines

The Alberta System’s net earnings of $56 million in third quarter 2002 increased $4 million compared to $52 million in the same quarter of 2001.  Net earnings for the nine months ended September 30, 2002 increased $13 million from the same period in 2001.  The increase in net earnings for third quarter 2002 was primarily due to an interest refund relating to a prior year income tax reassessment.  The increase in year-to-date net earnings was primarily due to higher earnings from the Alberta System Rate Settlement, an interest refund relating to a prior year income tax reassessment, and the expiry of TransCanada’s transition support costs with respect to the products and receipt-point pricing structure in first quarter 2002.

The Canadian Mainline’s net earnings have increased $4 million and $28 million respectively for the three and nine months ended September 30, 2002 when compared to the corresponding periods in 2001.  Net earnings in 2002 reflect the impact of the Fair Return decision which included an increase in the deemed common equity ratio from 30 to 33 per cent effective January 1, 2001 and an approved rate of return on common equity of 9.61 per cent for 2001 and 9.53 per cent for 2002.

Operating Statistics	Alberta System*		Canadian Mainline**		BC System
Nine months ended September 30 (unaudited)
	2002	2001	2002	2001	2002	2001
Average investment base ($millions)	5,089	5,195	8,909	9,202	204	205
Delivery volumes (Bcf)
Total	3,076	3,037	1,950	1,857	270	287
Average per day	11.3	11.1	7.1	6.8	1.0	1.1

*Field receipt volumes for the Alberta System for the nine months ended September 30, 2002 were 3,094 Bcf (2001 — 3,137 Bcf); average per day were 11.3 Bcf (2001 — 11.5 Bcf).

**Canadian Mainline deliveries originating at the Alberta border and in Saskatchewan for the nine months ended September 30, 2002 were 1,665 Bcf (2001 — 1,584 Bcf); average per day were 6.1 Bcf (2001 — 5.8 Bcf).

North American Pipeline Ventures

TransCanada’s proportionate share of net earnings from its other Transmission businesses was $25 million and $97 million for the three and nine months ended September 30, 2002, respectively.  Net earnings for the three and nine months ended September 30, 2002 were $1 million and $18 million higher, respectively, compared to the same periods in 2001.

Higher year-to-date net earnings reflect TransCanada’s $7 million share of a favourable ruling in Great Lakes related to Minnesota use tax paid in prior years.  Excluding the impact of the Great Lakes favourable ruling, the increase in year-to-date net earnings was mainly due to favourable foreign exchange rates on stronger operating results from U.S. pipeline affiliates and TransCanada’s increased ownership interests in Iroquois and Portland acquired in second quarter 2001.  In addition, net earnings related to TransCanada’s share of other ventures, including CrossAlta gas storage facilities, Ventures LP and TransGas de Occidente, increased $4 million in the nine months ended September 30, 2002 compared to the same period in the prior year.

Power

Power Results-at-a-Glance

(unaudited)	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2002	2001	2002	2001
Power LP investment	9	9	27	29
Northeastern U.S. operations	27	36	114	104
Western operations	40	24	101	134
General, administrative and support costs	(17)	(10)	(48)	(31)
Operating and other income	59	59	194	236
Financial charges	(3)	(5)	(9)	(15)
Income taxes	(21)	(21)	(69)	(88)
Net earnings	35	33	116	133

Net earnings for the nine months ended September 30, 2002 were $17 million lower when compared to the same period in 2001.  Net earnings of $35 million in third quarter 2002 increased $2 million compared to $33 million in third quarter 2001.

Operating and other income from the investment in TransCanada Power, L.P. remained consistent in the three months ended September 30, 2002 compared to the same period in 2001.  However, for the nine months ended September 30, 2002, it decreased slightly when compared to the same period in 2001, primarily due to an unplanned outage at the Williams Lake plant in the first half of 2002.

The decrease of $9 million in operating and other income from the Northeastern U.S. operations for the three months ended September 30, 2002 is primarily due to lower revenues under long-term power sales arrangements compared to the same period in 2001.  Operating and other income for the nine months ended September 30, 2002 is higher by $10 million compared to the same period in 2001 mainly due to the acquisition of the Curtis Palmer Hydroelectric Company, L.P. in July 2001, partially offset by lower revenues under long-term power sales arrangements.

Operating and other income from Western operations for the three months ended September 30, 2002 was $40 million, which was $16 million higher than the same period in 2001, and included income from the Sundance B power purchase arrangement (PPA) acquired at the end of 2001, income from the commercial start up of the Redwater and Carseland plants in January 2002, and lower contract prices on the sale of output from the Sundance A PPA compared to the prior year. Operating and other income for the nine months ended September 30, 2002 is $33 million lower than the same period in 2001 due mainly to TransCanada’s ability in 2001 to take advantage of market opportunities created by high market prices and power price volatility, and in 2002, lower contract prices for the Sundance A PPA.  These impacts were offset by income from the Sundance B PPA and the Redwater and Carseland plants.

The increase in general, administrative and support costs for the three and nine months ended September 30, 2002 compared to the same periods in 2001 is due to the continuing growth of the Power business.

Corporate

Net expenses for the three and nine months ended September 30, 2002 were $5 million lower than net expenses for the same periods in 2001.  Results for the nine months ended September 30, 2001 included a positive adjustment of $5 million to foreign currency gains reflecting the January 1, 2002 required retroactive adoption of an accounting change issued by the Canadian Institute of Chartered Accountants related to foreign currency translation.  There was no impact of this accounting change in the three months ended September 30, 2001 and in the nine months ended September 30, 2002.

Net expenses for third quarter 2002 have improved by $5 million compared to third quarter 2001 primarily due to the positive impact of lower interest rates.  Corporate’s results for the nine months ended September 30, 2002 have improved by $10 million compared to the corresponding period in 2001, excluding the impact of the foreign currency accounting change.  This increase is primarily due to the positive impact of lower interest rates and lower general and administrative expenses related to services that support discontinued operations, partially offset by increased financial charges with respect to the Fair Return decision.

Discontinued Operations

The Board of Directors approved a plan in July 2001 to dispose of the company’s Gas Marketing business.  The company’s exit from Gas Marketing was substantially completed by December 31, 2001.  As described in Management’s Discussion and Analysis in TransCanada’s 2001 Annual Report, the company remains contingently liable pursuant to obligations under certain energy trading contracts that relate to the divested Gas Marketing business.  At September 30, 2002, TransCanada reviewed the provision for loss on discontinued operations, including the approximately $100 million of deferred after-tax gains and remaining obligations related to the Gas Marketing business, and concluded the provision and continued deferral of the gains were appropriate.  As a result, there was no earnings impact related to discontinued operations in third quarter of 2002.

Liquidity and Capital Resources

Funds Generated from Operations

Funds generated from continuing operations for the nine months ended September 30, 2002 increased by $132 million in comparison to the same period in 2001.  Funds generated from continuing operations for third quarter 2002 increased $14 million compared to the prior year third quarter.

TransCanada’s ability to generate adequate amounts of cash and cash equivalents in the short term and the long term when needed, and to maintain capacity to provide for planned growth remains unchanged since December 31, 2001.

Investing Activities

In the three and nine months ended September 30, 2002, capital expenditures, excluding acquisitions, totalled $182 million (2001 - $95 million) and $397 million (2001 - $318 million), respectively, and related primarily to maintenance and capacity capital in the Transmission business and ongoing construction of the Bear Creek and MacKay River power plants in Alberta.  In third quarter 2002, TransCanada acquired a general partnership interest in Northern Border Partners, L.P. for $19 million (see Other Recent Developments — North American Pipeline Ventures).  In third quarter 2001, TransCanada acquired the Curtis Palmer Hydroelectric Company, L.P. for $438 million.

Financing Activities

TransCanada used a portion of its cash resources to fund debt maturities of $230 million and reduce notes payable by $228 million in the nine months ended September 30, 2002.

In the fourth quarter 2002, TransCanada intends to file shelf prospectuses in Canada in the amount of $2 billion and in the United States in the amount of US$1 billion.  These shelf prospectuses will qualify for the issuance of common shares, preferred shares and/or debt securities.

The above statement does not constitute an offer to sell or the solicitation of an offer to buy any securities for sale in the United States.  Any such offer will only be made by means of a prospectus supplement filed with the Securities and Exchange Commission if the company determines to go forward with an offering.

Dividends

On October 29, 2002, TransCanada’s Board of Directors declared a quarterly dividend of $0.25 per share for the quarter ended December 31, 2002 on the outstanding common shares.  This is the

156th consecutive quarterly dividend paid by TransCanada on its common shares, and is payable on January 31, 2003 to shareholders of record at the close of business on December 31, 2002.  The Board also declared regular dividends on TransCanada’s preferred shares.

Discontinued Operations

Net cash provided by discontinued operating activities was $30 million for the nine months ended September 30, 2002 compared with net cash used in discontinued operating activities of $663 million for the same period in 2001.  The significant amount of net cash used in the nine months ended September 30, 2001 was primarily in the Gas Marketing business and included the return in 2001 of margin cash received in 2000, the settlement of natural gas trading losses and other working capital adjustments.

There were no dispositions of discontinued operations in the nine months ended September 30, 2002 compared to dispositions of $954 million in the same period in 2001.

Risk Management

With respect to continuing operations, TransCanada’s market risk remains substantially unchanged since December 31, 2001. However, with the recent deterioration in the creditworthiness of a number of counterparties, TransCanada has and will continue to mitigate this heightened credit risk with additional financial assurances, including letters of credit and/or cash.  The company has retained certain exposures as a result of the divestiture of the Gas Marketing business.  See explanation in Results of Operations - Discontinued Operations.  For further information on risks, refer to Management’s Discussion and Analysis in TransCanada’s 2001 Annual Report.

TransCanada manages market and credit risk exposures in accordance with its corporate risk policies and position limits.  The policies and limits are designed to mitigate the risk of significant loss.  The company’s primary market risks result from volatility in commodity prices, interest rates and foreign currency exchange rates.  The company is also exposed to risk of loss due to the failure of counterparties to meet contractual financial obligations.

Critical Accounting Policy

TransCanada’s critical accounting policy is the use of regulatory accounting for its regulated operations which remains unchanged since December 31, 2001.   For further information on this

critical accounting policy, refer to Management’s Discussion and Analysis in TransCanada’s 2001 Annual Report.

Outlook

The outlook for the company’s segments remains relatively unchanged since December 31, 2001. Although disappointed with the June 2002 Fair Return decision which in TransCanada’s opinion does not recognize the long-term business risks of the Canadian Mainline, the company remains committed to the Canadian pipeline business and to optimizing the risk-reward structure of its Canadian pipeline business through negotiations with shippers and the regulatory process.  The company has filed with the NEB a request for review and variance of the Fair Return decision.  For further information on outlook, refer to Management’s Discussion and Analysis in TransCanada’s 2001 Annual Report.

The company’s earnings and cash flow combined with a strong balance sheet at September 30, 2002 provides the financial flexibility for TransCanada to make disciplined investments in its core businesses of Transmission and Power.  Credit ratings on the company’s senior unsecured debt assigned by Dominion Bond Rating Service Limited, Moody’s Investors Service and Standard & Poor’s are currently A, A2 and A-, respectively, all with a stable trend or outlook.

Other Recent Developments

Transmission

Wholly–Owned Pipelines

In September 2002, TransCanada filed an application with the NEB for tolls on its Canadian Mainline.  The company requested the tolls be effective January 1, 2003 upon expiry of currently approved tolls.  In this application, TransCanada seeks approval of a new Southwest tolling zone around Dawn in southwestern Ontario, an increase in the bid floor price for Interruptible Transportation Service and an increase in depreciation rates in addition to continuation of certain operating incentives.  Also in this application, TransCanada requested the NEB approve a fair return for 2003 that reflects the forthcoming decision on the review and variance application.

The Alberta System Rate Settlement expires on December 31, 2002, and negotiations are underway between TransCanada and its Alberta System customers for a successor to this settlement.

North American Pipeline Ventures

In August 2002, TransCanada acquired a general partnership interest in Northern Border Partners, L.P. from The Williams Companies Inc. for $19 million.  TransCanada now effectively owns 0.35 per cent of the aggregate two per cent general partnership interest in Northern Border Partners, L.P. and is entitled to a 17.5 per cent vote on the partnership policy committee.

Power

In September 2002,  TransCanada signed an agreement to acquire the ManChief power plant from El Paso Corporation for approximately US$127 million, subject to post closing adjustments.  The closing of the acquisition is expected to be completed in the fourth quarter of 2002, pending necessary consents and regulatory approval.  The ManChief power plant is a simple-cycle, two-turbine facility located near Brush, Colorado and has a generating capacity of 300 megawatts.  The entire output of the plant is sold under long-term tolling contracts that expire in 2012.

Forward–Looking Information

Certain information in this quarterly report is forward–looking and is subject to important risks and uncertainties.  The results or events predicted in this information may differ from actual results or events.  Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the prevailing economic conditions in North America.  For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission.  TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Consolidated Income

(unaudited)	Three months ended September 30		Nine months ended September 30
(millions of dollars except per share amounts)	2002	2001	2002	2001
Revenues	1,285	1,293	3,876	3,996

Expenses
Operating expenses	549	566	1,589	1,782
Depreciation	211	198	631	589
	760	764	2,220	2,371
Operating Income	525	529	1,656	1,625

Other Expenses/(Income)
Financial charges	213	226	652	664
Financial charges of joint ventures	22	26	67	78
Allowance for funds used during construction	(2)	—	(6)	(3)
Interest and other income	(20)	(12)	(56)	(60)
	213	240	657	679

Income from Continuing Operations before income taxes	312	289	999	946
Income Taxes — Current and Future	123	113	389	374
Net Income from Continuing Operations	189	176	610	572
Net Loss from Discontinued Operations	—	—	—	(87)
Net Income	189	176	610	485
Preferred Securities Charges	8	11	26	35
Preferred Share Dividends	6	6	17	17
Net Income Applicable to Common Shares	175	159	567	433

Net Income/(Loss) Applicable to Common Shares
Continuing operations	175	159	567	520
Discontinued operations	—	—	—	(87)
	175	159	567	433
Net Income/(Loss) Per Share — Basic and Diluted
Continuing operations	$0.37	$0.33	$1.19	$1.09
Discontinued operations	—	—	—	(0.19)
	$0.37	$0.33	$1.19	$0.90

Average Shares Outstanding (millions)	478.9	475.8	478.0	475.5

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Cash Flows

(unaudited)	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2002	2001	2002	2001

Cash Generated From Operations
Net income from continuing operations	189	176	610	572
Depreciation	211	198	631	589
Future income taxes	71	74	180	121
Other	(8)	1	(26)	(19)
Funds generated from continuing operations	463	449	1,395	1,263
(Increase)/decrease in operating working capital	(12)	150	(68)	71
Net cash provided by continuing operating activities	451	599	1,327	1,334
Net cash (used in)/provided by discontinued operating activities	(21)	(60)	30	(663)
	430	539	1,357	671
Investing Activities
Capital expenditures	(182)	(95)	(397)	(318)
Acquisitions, net of cash acquired	(19)	(438)	(19)	(475)
Disposition of assets	—	(3)	—	954
Deferred amounts and other	66	45	(47)	37
Net cash (used in)/provided by investing activities	(135)	(491)	(463)	198

Financing Activities
Dividends and preferred securities charges	(140)	(131)	(407)	(379)
Notes payable issued/(repaid), net	12	(95)	(228)	(150)
Reduction of long-term debt	(114)	(282)	(230)	(629)
Non-recourse debt of joint ventures issued	19	7	24	18
Reduction of non-recourse debt of joint ventures	(9)	(14)	(51)	(47)
Common shares issued	12	9	43	19
Net cash used in financing activities	(220)	(506)	(849)	(1,168)

Increase/(Decrease) in Cash and Short-Term Investments	75	(458)	45	(299)

Cash and Short-Term Investments
Beginning of period	269	668	299	509

Cash and Short-Term Investments
End of period	344	210	344	210

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Balance Sheet

	September 30, 2002	December 31,
(millions of dollars)	(unaudited)	2001
ASSETS
Current Assets
Cash and short-term investments	344	299
Accounts receivable	719	655
Inventories	184	177
Other	60	43
	1,307	1,174
Long-Term Investments	291	268
Plant, Property and Equipment	17,612	17,863
Other Assets	603	649
	19,813	19,954

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable	115	343
Accounts payable	792	786
Accrued interest	243	233
Current portion of long-term debt	631	483
Current portion of non-recourse debt of joint ventures	80	44
Provision for loss on discontinued operations	224	264
	2,085	2,153
Deferred Amounts	368	393
Long-Term Debt	8,963	9,347
Future Income Taxes	189	39
Non-Recourse Debt of Joint Ventures	1,229	1,295
Junior Subordinated Debentures	238	237
	13,072	13,464
Shareholders’ Equity
Preferred securities	674	675
Preferred shares	389	389
Common shares	4,607	4,564
Contributed surplus	263	263
Retained earnings	794	586
Foreign exchange adjustment	14	13
	6,741	6,490
	19,813	19,954

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Retained Earnings

(unaudited)	Nine months ended September 30
(millions of dollars)	2002	2001
Balance at beginning of period	586	395
Net income	610	485
Preferred securities charges	(26)	(35)
Preferred share dividends	(17)	(17)
Common share dividends	(359)	(320)

	794	508

See accompanying Notes to the Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(Unaudited)

1.              Significant Accounting Policies

The consolidated financial statements of TransCanada PipeLines Limited (TransCanada or the company) have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies applied are consistent with those outlined in the company’s annual financial statements for the year ended December 31, 2001 except as stated below.  These consolidated financial statements for the nine months ended September 30, 2002 do not include all disclosures required in the annual financial statements and should be read in conjunction with the annual financial statements included in TransCanada’s 2001 Annual Report.  Amounts are stated in Canadian dollars unless otherwise indicated. Certain comparative figures have been reclassified to conform with the current period’s presentation.

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of these consolidated financial statements requires the use of estimates and assumptions.  In the opinion of Management, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the company’s significant accounting policies.

Regulation

In June 2002, the company received the National Energy Board (NEB) decision on its Fair Return application (Fair Return decision) to determine the cost of capital to be included in the calculation of 2001 and 2002 final tolls on its Canadian Mainline.  The Fair Return decision on the cost of capital included an increase in the deemed common equity ratio from 30 to 33 per cent effective January 1, 2001.  The NEB also decided that the return on equity as calculated based on the NEB formula continued to be appropriate for the Canadian Mainline which results in an approved rate of return on common equity of 9.61 per cent for 2001 and 9.53 per cent for 2002.  The results for the nine months ended September 30, 2002 include after-tax net earnings of $30 million or $0.06 per share representing the impact of the Fair Return decision for the period January 1, 2001 to September 30, 2002.

2.              Accounting Changes

Price risk management

Effective September 30, 2002, the company adopted accrual accounting for energy trading contracts in its continuing operations, changing from its previous policy of mark-to-market accounting for these contracts.  This accounting change has been applied retroactively with restatement of prior periods.  This change eliminates unrealized gains and losses on energy trading contracts recognized under mark-to-market accounting. The cumulative effect of this accounting change as at January 1, 2001 was a decrease of $20 million in retained earnings.  The impact of this change on earnings for the year ended December 31, 2001 was an increase of $11 million, which is reflected in the Power segment.  The adoption of this policy resulted in an increase/(decrease) to previously reported net earnings of: first quarter 2001 — $7 million; second quarter 2001 - $9 million; third quarter 2001 - $(4) million; first quarter 2002 - $1 million and second quarter 2002 - $3 million.  If the company had continued to use mark-to-market accounting, the net earnings for the three months ended September 30, 2002 would have decreased by $4 million.

Foreign currency translation

Effective January 1, 2002, TransCanada adopted the amendment to the Canadian Institute of Chartered Accountants (CICA) Handbook Section “Foreign Currency Translation”.  This amendment eliminates the deferral and amortization of unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period. This accounting change was applied retroactively with restatement of prior periods. The cumulative effect of this accounting change as at January 1, 2001 was an increase of $1 million in retained earnings.  The impact of this change on net earnings for the year ended December 31, 2001, which is reflected in the Corporate segment, was an increase of $5 million.  The impact of this change on net earnings for the three and nine months ended September 30, 2002 was nil (first quarter 2001 - $(4) million; second quarter 2001 - $9 million; third and fourth quarter 2001 — nil).

After reflecting the accounting changes, the following amounts in the Consolidated Balance Sheet, Consolidated Statement of Income and Consolidated Statement of Cash Flows as at and for the years ended December 31, 2001 and December 31, 2000, respectively have been restated as follows.

(millions of dollars)	2001	2000
Consolidated Balance Sheet
Energy trading assets
Current asset	—	—
Long-term asset	—	—
Other assets	649	524
Future income tax asset	—	204
Total assets	19,954	24,817
Energy trading liabilities
Current liability	—	—
Long-term liability	—	—
Future income tax liability	39	—
Total liabilities	13,464	18,248
Retained earnings	586	395

Consolidated Income
Revenues	5,275	4,384
Operating expenses	2,322	1,672
Financial charges	889	953
Income taxes — current and future	480	354
Net income	686	768

Consolidated Cash Flows
Funds generated from continuing operations	1,624	1,495
Net cash provided by investing activities	123	1,067

Stock-Based Compensation

Effective January 1, 2002, TransCanada adopted the new standard of the CICA Handbook Section “Stock-Based Compensation and Other Stock-Based Payments”.  This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  It applies to transactions in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments.  This section is consistent in most respects with Statement of Financial Accounting Standard No. 123 which was adopted by the company for U.S. GAAP purposes prior to 2002.  This new standard has been applied prospectively for Canadian GAAP purposes, effective January 1, 2002.

On February 25, 2002, the company issued 1,946,300 options to purchase common shares at $21.43 under the company’s Key Employee Stock Incentive Plan.  Generally, 25 per cent of the common shares subject to an option may be purchased on the award date and 25 per cent on each of the three following award date anniversaries.

TransCanada uses settlement date accounting to account for employee stock options.  Under settlement date accounting, there is no requirement to record an expense on the date the options are granted.  For stock options granted after January 1, 2002, the use of the fair value method prescribed under the new standard would have resulted in lower net income applicable to common shares of $2 million and lower net income per share of $0.01 for the nine months ended September 30, 2002.  The company uses the Black-Scholes model for this calculation.

3.              Segmented Information

	Transmission		Power		Corporate		Total
Three months ended September 30 (unaudited — millions of dollars)	2002	2001	2002	2001	2002	2001	2002	2001
Revenues	971	974	314	319	—	—	1,285	1,293
Operating expenses	(301)	(311)	(244)	(253)	(4)	(2)	(549)	(566)
Depreciation	(196)	(188)	(15)	(10)	—	—	(211)	(198)
Operating income/(loss)	474	475	55	56	(4)	(2)	525	529
Financial and preferred equity charges	(202)	(214)	(3)	(4)	(22)	(25)	(227)	(243)
Financial charges of joint ventures	(22)	(25)	—	(1)	—	—	(22)	(26)
Other income	14	5	4	3	4	4	22	12
Income taxes	(110)	(96)	(21)	(21)	8	4	(123)	(113)
Continuing operations	154	145	35	33	(14)	(19)	175	159
Discontinued operations							—	—
Net Income Applicable to Common Shares							175	159

	Transmission		Power		Corporate		Total
Nine months ended September 30 (unaudited — millions of dollars)	2002	2001	2002	2001	2002	2001	2002	2001
Revenues	2,914	2,890	962	1,106	—	—	3,876	3,996
Operating expenses	(847)	(913)	(734)	(854)	(8)	(15)	(1,589)	(1,782)
Depreciation	(586)	(562)	(45)	(25)	—	(2)	(631)	(589)
Operating income/(loss)	1,481	1,415	183	227	(8)	(17)	1,656	1,625
Financial and preferred equity charges	(616)	(644)	(9)	(11)	(70)	(61)	(695)	(716)
Financial charges of joint ventures	(67)	(74)	—	(4)	—	—	(67)	(78)
Other income	38	25	11	9	13	29	62	63
Income taxes	(345)	(290)	(69)	(88)	25	4	(389)	(374)
Continuing operations	491	432	116	133	(40)	(45)	567	520
Discontinued operations							—	(87)
Net Income Applicable to Common Shares							567	433

Total Assets	September 30, 2002	December 31,
(millions of dollars)	(unaudited)	2001
Transmission	17,047	17,269
Power	1,941	1,880
Corporate	634	480
Continuing Operations	19,622	19,629
Discontinued Operations	191	325
	19,813	19,954

4.              Discontinued Operations

In July 2001, the Board of Directors approved a plan to dispose of the company’s Gas Marketing business.  The Gas Marketing business provided supply, transportation and asset management services, as well as structured financial products and services.  In December 1999, the Board of Directors approved a plan (December Plan) to dispose of the company’s International, Canadian Midstream and certain other businesses.  The company’s disposals under both plans were substantially completed at December 31, 2001.

The company remains contingently liable pursuant to obligations under certain energy trading contracts that relate to the divested Gas Marketing business.  At September 30, 2002, the provision for loss on discontinued operations, including approximately $100 million of deferred after-tax gains and remaining obligations related to the Gas Marketing business, was reviewed and was concluded to be appropriate.

Revenues from discontinued operations for third quarter 2002 were $7 million (third quarter 2001 - $2,342 million) and for the nine months ended September 30, 2002 were $30 million (2001 - $12,231 million).  The provision for loss on discontinued operations at September 30, 2002 was $224 million (December 31, 2001 - $264 million).  This was comprised of $125 million (December 31, 2001 - $129 million) relating to Gas Marketing and $99 million (December 31, 2001 - $135 million) relating to the December Plan.

Other Financial Information on Discontinued Operations

The following amounts related to discontinued operations are included in the consolidated balance sheet.

	September 30, 2002	December 31,
(millions of dollars)	(unaudited)	2001
Current assets	88	113
Non-current assets	103	212
Current liabilities	(91)	(116)
Non-current liabilities	(2)	(9)
Net Assets of Discontinued Operations	98	200

5.              Commitments and Contingencies

The California Attorney General has filed a complaint for civil penalties in California Superior Court under the California Business and Professions Code. The complaint alleges that certain TransCanada subsidiaries and affiliates engaged in sales or purchases of electricity in California for which they failed to comply with the filing requirements of the Federal Power Act and FERC orders. TransCanada believes the actions of its subsidiaries and affiliates were in compliance with the Federal Power Act and FERC requirements. TransCanada considers the complaint to be without merit and is vigorously defending it.

The Canadian Alliance of Pipeline Landowners’ Associations and two individual landowners have commenced an action under Ontario’s Class Proceedings Act, 1992, against the company and Enbridge Inc. for damages alleged to arise from the creation of a control zone within 30 metres of the pipeline pursuant to section 112 of the National Energy Board Act.  The company believes the claim is without merit and will vigorously defend the action.  The company has made no provision for any potential liability.  A liability, if any, would be dealt with through the regulatory process.

Supplementary Information

As at September 30, 2002, TransCanada had 479,101,289 issued and outstanding common shares.  In addition, there were 13,347,221 outstanding options to purchase common shares, of which 10,662,395 were exercisable as at September 30, 2002.

TransCanada welcomes questions from shareholders and potential investors. Please telephone:

Investor Relations, at 1-800-361-6522 (Canada and U.S. Mainland) or direct dial David Moneta/Debbie Persad at (403) 920-7911. The investor fax line is (403) 920-2457. Media Relations: Glenn Herchak/Kurt Kadatz at (403) 920-7877.

Visit TransCanada’s Internet site at: http://www.transcanada.com